August 11, 2006
BY EDGAR AND HAND DELIVERY
Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Sucampo Pharmaceuticals, Inc. Amendment No. 1 to Registration Statement on Form S-l, filed August 11, 2006 File No. 333-135133
Dear Mr. Riedler:
     On behalf of Sucampo Pharmaceuticals, Inc. (“Sucampo” or the “Company”), this letter responds to the comments in your letter dated July 14, 2006 to Sachiko Kuno, the President and Chief Executive Officer of Sucampo, regarding the initial filing of the Registration Statement on Form S-1 (the “Registration Statement”). Sucampo is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) today.
General
1.	Please note that our reply to your request for confidential treatment for portions of certain exhibits will be provided under separate cover.
RESPONSE:
The Company understands that your reply to the request for confidential treatment will be provided under separate cover.
2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
RESPONSE:

U.S. Securities and Exchange Commission
August 11, 2006

The Company understands that you may have additional comments when it files an amendment containing pricing information, and acknowledges that it must file this amendment prior to circulating the prospectus.
3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.
RESPONSE:
The Company understands that when it files a pre-effective amendment that includes a price range, the range must be bona fide.
4.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
RESPONSE:
The Company acknowledges that where you provide examples to illustrate your comments, they are examples and not complete lists.
5.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.
RESPONSE:
The Company will provide proofs of all graphic, visual or photographic information it will provide in the printed prospectus prior to its use. We advise you that the Company does not currently intend to include graphical, visual or photographic information in the prospectus other than what was included in the initial filing.
6.	Please revise your disclosure to identify your basis or the source for the following statements and provide us with third party support for these statements. The supporting documentation should be marked to indicate the text supporting the statements.

U.S. Securities and Exchange Commission
August 11, 2006

•	AMITIZA is the only prescription product for the treatment of chronic idiopathic constipation that has been approved by the FDA for use by adults of all ages, including those over 65 years of age, and that has demonstrated effectiveness for use beyond 12 weeks.
•	We estimate that approximately 12 million people can be characterized as suffering from chronic idiopathic constipation.
RESPONSE:
The Company advises you that its statement about AMITIZA is based upon general knowledge in the industry that only one prescription product besides AMITIZA has been approved by the FDA for treatment of chronic idiopathic constipation. As described in more detail on page 69 of the prospectus, that product, Zelnorm, has not been approved by the FDA for administration to patients over 65 years of age. In addition, the effectiveness of Zelnorm for the treatment of chronic idiopathic constipation has not been studied beyond 12 weeks. We are including supplementally with the hard copy of this letter, as Attachment 1, a copy of the FDA-approved package inserts, or labels, for AMITIZA and Zelnorm marked to indicate the relevant sections that support these statements.
The Company advises you that its estimate that approximately 12 million people can be characterized as suffering from chronic idiopathic constipation is based on two studies from The American Journal of Gastroenterology. These studies are referred to in the sentence immediately prior to this statement in the Prospectus. The Company elected to begin this statement with the clause “Based on these studies, ...” in order to avoid repeating the entire reference in the prior sentence. We are including supplementally with the hard copy of this letter, as Attachment 2, a copy of the two studies from The American Journal of Gastroenterology marked to indicate the relevant sections that support this estimate. These studies, and the methodology used by the Company in arriving at the 12 million estimate, are summarized below:
•	According to an epidemiological study by Higgins and Johanson published in The American Journal of Gastroenterology in 2004 (the “2004 study”), 14.7% of the U.S. population, or approximately 42 million people, suffer from chronic constipation as defined by the Rome II international diagnostic criteria. (This study is the basis of the statement in the Prospectus that 42 million people suffer from constipation.) This figure assumes an implied overall U.S. population of approximately 286 million people. The 2004 study, however, focuses on chronic constipation, without breaking out the subset of people who suffer from chronic constipation that is also “idiopathic”, meaning that it is not caused by other diseases or by the use of medications.

U.S. Securities and Exchange Commission
August 11, 2006

•	To derive the number of those sufferers whose chronic constipation is also idiopathic, the Company relied upon an earlier epidemiological study by Stewart et al. published in The American Journal of Gastroenterology in 1999 (the “1999 study”). The 1999 study estimated that, based on an overall prevalence rate for chronic constipation of 14.7% (we note that this rate is consistent with the rate estimated by the 2004 study), 4.6% of the U.S. population can be characterized as suffering from “functional constipation”, which they define as a subset of chronic constipation that excludes incidences of constipation related to irritable bowel syndrome, outlet obstruction or some combination of the two. The 1999 study then indicates that approximately 8.3% of functional constipation sufferers reported a medical condition or treatment thought to be related to constipation, such as paralysis or use of narcotic medication. Because these 8.3% of functional constipation sufferers would not be characterized as idiopathic, the Company excluded them in deriving the prevalence rate for chronic idiopathic constipation in the United States. To make its estimate, the Company began with the 4.6% rate, representing those who sufferer from chronic constipation that is not attributable to irritable bowel syndrome or outlet obstruction, and then multiplied that rate by 91.7% in order to eliminate the 8.3% of cases that are not idiopathic. This yielded an overall prevalence rate of 4.2%. When applied to an assumed U.S. population of 286 million people, the population number implicit in the 2004 study, this resulted in the Company’s estimate that 12 million people can be characterized as suffering from chronic idiopathic constipation.
Because the Company’s 12 million estimate is derived from the statistics included in these studies, rather than quoting a number specifically set forth in the studies, the Company elected to characterize the statistic as its own “estimate” that was “based on” the studies. The Company believes that its estimate, and the process it used to derive that estimate from the statistics in the studies, are reasonable and well-founded.
7.	We note your reference to a “Phase II/III” trial for AMITIZA for the treatment of irritable bowel syndrome and to a “Phase I/II” study of SPI-8811 in patients with portal hypertension. FDA trials are generally conducted sequentially. Please provide us your analysis of why these trials or studies should be referred to as “Phase II/III” and “Phase I/II” instead of just Phase I, Phase II or Phase III.
RESPONSE:
The Company expects that the Phase II/III clinical trial for opioid-induced bowel dysfunction (not irritable bowel syndrome with constipation) planned for early 2007 will be a Phase II study,

U.S. Securities and Exchange Commission
August 11, 2006

in that it will test multiple doses to determine the optimal dosage, and will also be designed to be a pivotal Phase III trial to determine the ultimate efficacy of the drug. In the case of AMITIZA to treat opioid-induced bowel dysfunction, this is possible because multiple clinical trials have already been completed on AMITIZA for the treatment of constipation, of which opioid-induced bowel dysfunction is a subset, and there is considerable data supporting its efficacy. Thus, it is possible to design a study with a sufficient number of patients such that it can satisfy the need for a traditional Phase II dosing trial and can also qualify as a pivotal Phase III trial.
Likewise, the Phase I/II trial of SPI-8811 in patients with portal hypertension planned for 2007 will combine elements of both a Phase I and a Phase II trial, in that it will focus both on safety and on gathering preliminary data on efficacy. In this case, the Company expects the trial will evaluate the drug’s metabolism and will preliminarily explore its effect on the disease process.
8.	We note that your collaboration with Takeda can be terminated if you fail to receive marketing approval from the FDA for AMITIZA for the treatment of irritable bowel syndrome. Please revise your disclosure in the third paragraph under AMITIZA on page 1 to discuss this Takeda termination right. Consider adding a separate risk factor that discusses your dependence on the future approval of AMITIZA for the treatment of irritable bowel syndrome. Why does Takeda have this termination right? Is your success substantially dependent on the future approval of AMITIZA for the treatment of irritable bowel syndrome?
RESPONSE:
The Company has revised its disclosure on page 3 of the prospectus in response to this comment. The Company believes that the additional disclosure, because it is in the nature of risk factor disclosure, is most appropriate in the “Risks Associated With Our Business” section of the Summary. We note that the Company previously included a description of the risks associated with this termination right under the risk factor titled “We depend significantly upon our collaboration with Takeda ...” on page 20 of the prospectus. The Company believes this existing disclosure fairly and appropriately presents the risk, and does not believe that a separate risk factor is warranted. The Company does not believe that its success is substantially dependent on the approval of AMITIZA for the treatment of irritable bowel syndrome.
9.	On page 51 you explain that you sold your rights in the patents relating to RESCULA as a result of the declining royalty revenues associated with these patents. On page 65, however, you state that RESCULA is currently marketed in more than 40 countries worldwide. If RESCULA is so widely marketed why is it that you were experiencing declining royalty revenues with your patents relating to RESCULA? Please explain.

U.S. Securities and Exchange Commission
August 11, 2006

RESPONSE:
The Company advises you that the patents relating to RESCULA that it purchased in 2000 and then resold in August 2004 were U.S. patents and thus the Company was only entitled to license those patents, and collect royalties, with respect to sales of RESCULA in the United States. Although RESCULA is approved by the FDA for sale within the United States, those sales have not been significant due to the availability of competitive products. As noted on page 111 of the prospectus, the Company’s royalties from sales of RESCULA in 2003 and 2004 together totaled about $36,000. In markets outside the United States, however, sales of RESCULA are significant. The Company believes that sales of RESCULA outside the United States are approximately $60 million annually. The Company has modified its disclosure on pages 51 and 111 in response to this comment to clarify that the patents it purchased and then resold were U.S. patents.
Summary, pages 1-7
10.	We refer to your statement on page 1 that you have completed a Phase IIa trial for non-alcoholic fatty liver disease and a Phase IIa trial for cystic fibrosis. This statement may suggest that you will now pursue advanced clinical trials, i.e. Phase III trials, for these indications. We note, however, that the results of these Phase IIa trials were inconclusive and as a result, you will not be pursuing further advanced clinical trials. Please revise your disclosure to clarify this fact.
RESPONSE:
The Company has modified the disclosure on pages 1 and 2 in response to this comment to delete the reference to the trials for non-alcoholic fatty liver disease, to clarify that it intends to pursue a Phase IIb trial for cystic fibrosis and to add disclosure about its other planned trials for SPI-8811.
11.	We note your statement on page 105 that this offering will not be closed unless the Sucampo Group reorganization has been consummated. Please revise your summary to describe this material condition to the offering and to briefly explain the terms of the reorganization, its purpose, who proposed it and why it is a condition to the consummation of the firm commitment offering.
RESPONSE:
The Company believes that the key information about the timing of the reorganization that is material to investors is that the reorganization will be closed prior to the closing of this offering. The reorganization has been approved by the boards of directors and, to the extent required, the

U.S. Securities and Exchange Commission
August 11, 2006

stockholders of each of the constituent corporations. Although the reorganization is subject to customary closing conditions, principally the conditions that the registration statement for this offering be declared effective and that no material changes have occurred to the respective businesses of the constituent corporations, the key factor for investors in this offering is that this offering will not be completed, and they will not make an investment, if for some reason the reorganization is not closed. For that reason, and as disclosed in the Summary section on page 5 of the prospectus, the Company has elected to present all information throughout the prospectus as if the reorganization were completed. The Company has added disclosure on page 3 to make clear that the reorganization will occur prior to the closing of the offering. The Company has also deleted the reference to the closing conditions to the reorganization on page 107 reflecting its view that those conditions are not material to investors in this offering.
12.	In the first paragraph under “Related Party Agreements” on page 2, you refer to “committed specific development efforts” and “planned for development within that year.” Please revise your disclosure here to briefly explain what types of actions or developments satisfy these requirements so as to prevent a reversion to Sucampo AG or accomplish a one year extension, respectively.
RESPONSE:
The Company has expanded the disclosure on page 2 of the prospectus in response to this comment.
Risk Factors, pages 8-29
We have historically incurred significant losses and we might not achieve or maintain operating profitability. Page 8
13.	Please consider revising this risk factor to briefly discuss how you are responsible for the next $20 million in expenses related to AMITIZA as you discuss on page 40. It appears that this obligation could result in a significant increase in your expenses in the near future.
RESPONSE:
The Company has expanded the disclosure on page 8 in response to this comment.
If we are unable to retain our president and chief executive officer and chief scientific and operating officer and other key executives . . . ., page 9

U.S. Securities and Exchange Commission
August 11, 2006

14.	Please revise this risk factor to provide the names and positions of all of your key executives.
RESPONSE:
The Company has expanded the disclosure on page 9 in response to this comment.
15.	Please briefly describe the material term and termination provisions of your employment contracts with key executives.
RESPONSE:
The Company has expanded the disclosure on page 9 in response to this comment.
16.	To the extent that you have experienced problems attracting and retaining key executives in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.
RESPONSE:
The Company advises you that it does not believe that it has had any unusual difficulty in attracting or retaining key executives in the recent past. The Company nonetheless continues to believe this risk remains sufficiently material, as a future possibility, to merit inclusion in the prospectus. The Company also advises you that it is not aware of any key executives or key employees who plan to retire or leave the Company in the near future.
If we fail to attract retain and motivate qualified personnel . . . pages 9-10
17.	To the extent known, please disclose the projected time frame and expected cost to hire the personnel you need to execute your current business plan.
RESPONSE:
The Company advises you that it does not have a specific plan, timeline or budget for hiring additional personnel. Although the Company believes it will generally require additional personnel in the future, the Company does not currently plan to add a material number of employees to its staff in the near future.

U.S. Securities and Exchange Commission
August 11, 2006

We have identified material weaknesses in our internal control over financial reporting and those of Sucampo Europe and Sucampo Japan . . ., pages 10-11
18.	We note your reference to the potential delisting of your class A common stock from the NASDAQ National Market. Your reference to the delisting implies that your class A common stock has already been or will be listed. It is inappropriate to refer to your possible listing on NASDAQ in this manner. Please revise your disclosure in this risk factor and elsewhere in the prospectus where applicable to clarify that you currently have only applied for the listing.
RESPONSE:
The Company has modified the disclosure on pages 10 and 11 of the prospectus in response to this comment.
19.	If addition, if there a risk that you may actually not be listed on the NASDAQ National Market because of your internal control problems, please consider disclosing this risk and discussing how it would affect the offering. Would you still consummate the offering without a NASDAQ listing?
RESPONSE:
The Company does not believe that its internal control problems will prevent it from being listed on the NASDAQ National Market (now referred to as the NASDAQ Global Market), and therefore does not believe that a separate risk factor to this effect is warranted. If for some reason the Company were not to succeed in being listed on the NASDAQ Global Market, it might seek an alternative listing, but it would inform investors of that development before they made their investment decision.
Commercial rights to some prostone compounds will revert back to Sucampo AG in the future. . . .., pages 11-12
20.	We note your disclosure here that Dr. Ueno will be primarily responsible for selecting the compounds the company chooses to develop so that they do not revert back to Sucampo AG at the end of the specified period. Please revise this risk factor to discuss the fact that Dr. Ueno together with his wife Dr. Kuno owns all of the stock of Sucampo AG.
RESPONSE:

U.S. Securities and Exchange Commission
August 11, 2006

The Company has modified the disclosure on page 12 of the prospectus in response to this comment.
Recent proposed legislation may permit re-importation of drugs from foreign countries into the United States. . . ., page 16
21.	Please revise your disclosure to name the “recent proposed legislation.”
RESPONSE:
The Company advises you that numerous drug re-importation bills have been introduced over the years. For example, in February 2005, bills were introduced in both the Senate (S.334) and the House of Representatives (H.R. 700) relating to drug re-importation. Hearings were heard on these bills, but they were not passed. In July 2006, both the Senate and the House passed versions of H.R. 5441, the appropriations act for the Department of Homeland Security, which permits limited re-importation of pharmaceutical products into the United States. Both versions would allow re-importation only by individuals, and not wholesalers, and the Senate-passed version would allow re-importation only from Canada. It has been reported that some sponsors of the re-importation provision may press for debate on separate stand-alone re-importation bills if, as some expect, the current re-importation language is eliminated from the legislation during the House-Senate conference committee to reconcile the Senate- and House-passed versions of the bill. The Company has modified the disclosure on page 16 of the prospectus in response to this comment to clarify that numerous legislative proposals have been introduced from time to time.
We have no manufacturing capabilities and are dependent upon R-Tech to manufacture and supply. .. . ., pages 18-19
22.	Please revise your disclosure to name the supplier upon whom R-Tech is dependent and consider whether you should add a risk factor regarding R-Tech’s dependence on this supplier.
RESPONSE:
The Company advises you that the primary ingredient used in the manufacture of prostones could be manufactured and supplied by a number of other companies, including R-Tech itself. While a disruption in the supply of this ingredient could result in a temporary suspension of production of prostones while an alternative supplier was engaged or while R-Tech prepared to manufacture the ingredient itself, the Company does not believe the identity of the existing supplier of this ingredient is material in the way it might be if the manufacturing process were so

U.S. Securities and Exchange Commission
August 11, 2006

unique or highly specialized that only one or a limited number of companies could supply it. The Company has revised the disclosure on page 19 of the prospectus to clarify the nature of the risk in response to this comment.
We and R-Tech are dependent upon a single contract manufacturer. . . ., page 19
23.	Please revise your disclosure to name the single contract manufacturer upon whom R-Tech is dependent.
RESPONSE:
The Company advises you that several competing companies have the capability in FDA-approved facilities to produce gelatin capsules and to package those capsules for distribution. The current contract manufacturer itself has multiple facilities capable of performing these services. Accordingly, the Company does not believe the identity of the contract manufacturer is material. The Company nonetheless believes the existing risk factor accurately describes the risk, which is principally the delay that could be involved with replacing this manufacturer, and that the risk is sufficient to merit inclusion of the risk factor in the prospectus.
We rely on third parties to conduct our clinical trials . . ., page 21
24.	Please identify the third parties that you substantially rely on for conducting your clinical trials. Also, to the extent you have any agreements with such parties, please so indicate and describe in your Business section the material terms of the agreements. You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of parties that you engage to conduct your clinical trials.
RESPONSE:
The Company advises you that it relies upon a large number of field investigators to conduct its clinical trials. Currently, for example, approximately 130 separate investigators are participating in the Company’s ongoing trials for irritable bowel syndrome with constipation. The Company does not believe that it is substantially dependent upon any one of these parties. The Company also uses multiple contract research organization to coordinate the efforts of these field investigators and to accumulate the results of those trials. The Company believes that any of these parties could be easily replaced with minimal disruption. The contracts with these contract research organizations are generally terminable by the Company on short notice without penalty. Accordingly, the Company does not believe that it is substantially dependent upon any third party in connection with its clinical trials. The Company also believes that the terms of its

U.S. Securities and Exchange Commission
August 11, 2006

arrangements with its clinical investigators and its agreement with its contract research organization are ordinary-course and of the type that ordinarily accompany the kind of business conducted by the Company. For this reason, the Company does not believe the agreements with these parties are required to be filed as exhibits to the Registration Statement.
Risks Related to Our Intellectual Property, pages 22-23
25.	Please update to disclose whether there have been threats of litigation or negotiations regarding patent issues or other intellectual property, court challenges, legal actions, etc.
RESPONSE:
The Company advises you that there have not been any threats of litigation, court challenges, legal actions or negotiations regarding patent issues or other intellectual property.
Our business activities involve the use of hazardous materials. . . ., page 26
26.	Please disclose whether you maintain insurance for the use of hazardous materials and, if so, the level of coverage. Please also disclose the cost to you of such coverage, if material.
RESPONSE:
Upon reconsideration, the Company has concluded that it does not face material risks of the type described in the risk factor. Accordingly, the Company has deleted this risk factor from the prospectus.
Use of Proceeds, page 31
27.	Please clarify what stage of development you expect to achieve for each indication for your product candidates using the proceeds from the offering. For example, do you also expect to complete the pivotal Phase II/III clinical trials of AMITIZA for the treatment of opioid-induced bowel dysfunction, additional clinical trials for SPI-8811 for cystic fibrosis and Phase I clinical trials for SPI-017?
RESPONSE:

U.S. Securities and Exchange Commission
August 11, 2006

     The Company has modified the disclosure on page 31 of the prospectus in response to this comment. We note that Takeda is responsible for the first $50.0 million of costs associated with the development of each gastrointestinal indication for AMITIZA other than chronic idiopathic constipation and irritable bowel syndrome with constipation, including opioid-induced bowel dysfunction. The Company does not expect that the total costs to complete the pivotal clinical trials for this indication will exceed $50.0 million and, therefore, does not expect to bear any of the costs of this trial. Accordingly, the Company has not allocated any of the proceeds of this offering to that trial.
Dilution, page 34
28.	Please revise to present a line item for historical tangible book value per share and the amounts attributable to pro forma adjustments to arrive at pro forma tangible book value per share.
RESPONSE:
As discussed telephonically with Mr. Woody on July 24, 2006, the Company has not shown a line for historical tangible book value per share because the Company does not believe this is a meaningful metric given the various classes of common stock outstanding for the combined entities. For this reason, the Company has used pro forma tangible book value per share as its baseline for the dilution presentation. We note that this presentation is consistent with the manner in which the Company presents its historic earnings per share, which are shown only on a pro forma basis.
Selected Combined Financial Data, page 36
29.	Please disclose separately long term obligations and redeemable preferred stocks within your selected combined financial data as required by Item 301 of Regulation S-K.
RESPONSE:
The Company has revised the disclosure on page 37 of the prospectus in response to this comment. The Company notes that its preferred stock is not redeemable and, thus, not presented separately in the “Selected Combined Financial Data” section.
30.	We acknowledge your disclosure of management’s basis for not presenting basic and diluted net income (loss) per share on page 6 and your current disclosures

U.S. Securities and Exchange Commission
August 11, 2006

within note 3 to the combined financial statements. Please provide to us additional information justifying exclusion from this table. Additionally, please give us management’s justification for only presenting the pro forma net income per share for only the most recent physical year and interim period within the notes to the financial statements on a pro forma unaudited basis. Please cite within your response, the appropriate literature relied upon to form management’s conclusion.
RESPONSE:
The Company has revised the presentation on pages 6, 36, F-4 and F-17 to include a presentation of pro forma net (loss) income for all historical periods presented. As discussed telephonically with Mr. Woody on July 24, 2006, the Company has used the negotiated exchange rate at which SPE shares and SPL shares will be converted into Company shares in the combination in calculating the pro forma weighted average shares outstanding for all periods.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 38-61
Overview, pages 38-39
31.	Your MD&A overview as currently written merely describes key aspects of your business that are summarized elsewhere in your prospectus. In our MD&A Interpretive Release No. 34-48960 (December 2003), we explained that an MD&A overview should include “the most important matters on which a company’s executives focus in evaluating financial condition and operating performance and provide the context for the discussion and analysis of the financial statements” and that the overview should not be “a duplicative layer of disclosure.” Please review and revise this section to remove any duplicative disclosure and summarize the most important matters regarding the company’s financial condition and operating performance that provide the context for the rest of the MD&A.
RESPONSE:
The Company has shortened the disclosure in the Overview section of the MD&A on pages 38 and 39 in response to this comment. The Company has focused on retaining only that information that will help the reader understand the remainder of the discussion in the MD&A.
Critical Accounting, page 43

U.S. Securities and Exchange Commission
August 11, 2006

32.	Considering you recently initiated commercial sales, please expand your revenue recognition policy to include how you will recognize revenue from product sales including revenue dilution items such as product returns, chargebacks, customer rebates and other discounts and allowances. Please address how you anticipate compensating for the lack of historical information when estimating your revenue dilution items.
RESPONSE:
The Company advises you that it will receive royalty payments from the license of AMITIZA to Takeda based on the terms of the joint collaboration and license agreement. Takeda, and not the Company, will be responsible for commercial sales of AMITZA. Given that the royalties are based on net revenues earned by Takeda, substantially all of the revenue dilution items you refer to will be accounted for by Takeda. As such, the Company’s revenue recognition policy will be based on third party sales and collectibility information obtained from Takeda and reviewed by the Company. The only dilution item the Company will account for is the right of return provision included in Takeda’s sales to third parties. The Company will account for the right of return in accordance with FAS 48, Right of Return, as if the Company was selling AMITIZA directly to its customers. Because of the lack of historical data regarding sales returns, royalty receipts on the portion of sales by Takeda which are subject to a right of return will not be reported as revenue until the right of return lapses.
The Company has expanded the disclosure on pages 44 and F-11 in response to this comment to discuss the accounting treatment for the Company’s royalty revenue from the sale of AMITIZA.
Stock-Based Compensation, page 44
33.	We note your disclosures regarding how the board of directors determined the fair value of your common stock. In order or us to fully understand the fair values reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2005 through the date of your response. Please provide the following information separately for each equity issuance:
a.	The date of the transaction;

b.	The number of shares/options issued/granted;

c.	The exercise price or per share amount paid;

d.	Management’s fair market value per share estimate and how the estimate was made;

e.	An explanation of how the fair value of the convertible preferred stock and common stock relate, given the applicable conversion ratios;

U.S. Securities and Exchange Commission
August 11, 2006

f.	The identity of the recipient, indicating if the recipient was a related party;

g.	Nature and terms of concurrent transactions; and

h.	The amount of any compensation or interest expense element.
Progressively bridge management’s fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the midpoint of your estimated offering price range and the fair values included in your analysis.
RESPONSE:
The Company is providing the following itemized chronological schedule covering all equity instruments issued since January 1, 2005 through the date of this letter:

		Number of Shares	Exercise Price or	Fair Market Value
	Type of Equity	Issued/Options	Per Share Amount	Estimate (Per	Expense or
Date of Issuance	Issuance (c)	Granted	Paid	Common Share)	Charge
8/8/05	Non-employee stock
	options	60,000	$49.75	$68.03	$1,318,602 (a)
3/31/06	Class A common stock	229,412	$85.00	$85.00	—
4/10/06	Class A common stock	52,795	$85.00	$85.00	—
5/1/06	Employee stock options	82,600	$85.00	$85.00	TBD (b)
(a)	The non-employee stock options were fully vested and exercisable upon the grant date and the total expense of $1,318,602 was recorded as stock-based compensation expense during the year ended December 31, 2005.

(b)	The stock-based compensation expense for the employee stock options granted on May 1, 2006 is in the process of being calculated by management as it prepares its financial statements for the quarter ended June 30, 2006.

(c)	All types of equity securities issued since January 1, 2005, besides the employee stock options, were granted or sold to third parties.

U.S. Securities and Exchange Commission
August 11, 2006

Fair market value estimate — 2005
During the year ended December 31, 2005, the Company’s management hired a third party valuation firm (the “Valuation Firm”) to perform a retrospective valuation analysis to determine the indicated fair market value (the “Enterprise Value”) range of the Company as of March 31, 2005. In performing the valuation analysis, the Valuation Firm considered management’s assumptions and projections for the Company’s two significant compounds — SPI-0211 (all indications) and SPI-8811 (cystic fibrosis and portal hypertension indications).
The Company received a valuation report as of March 31, 2005 from the Valuation Firm using the income method, an approved valuation method under the AICPA Practice Guide, AICPA Audit and Accounting Practice Aid Series — Valuation of Privately-held-Company Equity Securities Issued as Compensation. Management and the Valuation Firm determined that this method, compared to the market method, was the most appropriate method to use based on the Company’s stage at the time of the retrospective valuation. The Valuation Firm estimated the enterprise value to be $260 million to $300 million based on a controlling basis with a 15% marketability discount. The discount rate was necessary due to the fact that the Company is a privately held company and the issued common shares are not traded on a public exchange. Therefore, a potential investor in the Company’s equity would not have ready access to liquid secondary markets.
In determining the equity allocation of the Enterprise Value among the different shares of stock (preferred and Class A and B common stock) as of March 31, 2005, management determined that all classes of equity were considered equal due to there being no superior rights of any class of stock, including the outstanding preferred stock. Specifically, the Series A preferred stock has no redemption features, mandatory dividend rights or liquidation preferences.
On a fully-diluted basis, the fair market value estimate (per common share) at March 31, 2005 was as follows:

Median of enterprise value range:	$280,000,000
Cash received from exercise of options[1]:	1,211,103

Company fair market value:	$281,211,103

Shares outstanding[2]:	4,133,550

Fair market value estimate:	$68.03 / common share

U.S. Securities and Exchange Commission
August 11, 2006

1 Management determined that the cash received from the exercise of outstanding stock options added to the median of the enterprise value range is appropriate because the calculation is on a fully-diluted basis, which would include the assumption that all outstanding stock options would be exercised.
2 Management included the conversion of preferred shares into common shares on a 100-for-one basis in calculating the shares outstanding.
Management and the Company’s Board of Directors determined that the estimated fair market value of common stock at March 31, 2005 was equivalent to that as of August 8, 2005, the date in which the non-employee stock options were granted. The estimated fair market value per share did not change from March 31, 2005 to August 8, 2005 because there were no significant post-valuation events that occurred, such as regulatory approval of a product, additional indications in the pipeline, additions of key management personnel, achievement of milestones or a financing event.
Fair market value estimate — 2006
The Board of Directors approved an exercise price for stock options granted in May 2006 equivalent to the price of Class A common stock sold to outside investors in March and April 2006. The Board determined that the sales price of common stock to an unrelated party is the best evidence of the fair market value of common stock of a privately held company. Also, it was determined that there was no change in the enterprise value from April 2006 to May 2006 because the Company encountered no valuation events (described above) during that period.
In the beginning of March 2006, the Company’s Board of Directors received estimates of enterprise value from its investment bankers, Bank of America Securities LLC and Deutsche Bank. The estimated enterprise value was $375 million to $425 million, which is $97.06 per average share on a fully-diluted basis (using the same allocation method described above). When the second round of Class A common shares was sold in March and April 2006 for $85.00, the additional shares of 282,207 diluted the estimated fair market value per common share of the Company to $90.86 per share on a fully-diluted basis.
Management subsequently assessed the fair market value per common share of the Company on a fully-diluted basis based on the arm’s-length transaction of $85.00 per common share compared to the estimated $90.86 per common share and determined that the $85.00 was the more appropriate fair value per common share for the exercise price of the employee stock options granted in May 2006.

U.S. Securities and Exchange Commission
August 11, 2006

Research and Development Expenses, page 48
34.	We acknowledge the uncertainties inherent in the clinical trial process and that it may be difficult to determine the precise duration and completion costs of your research and development projects. However, please revise your disclosure to provide the amount or range of estimated costs and timing to complete the phase in process and planned future phases. In your revised disclosure, please compare and contrast the estimated costs to your use of proceeds disclosure regarding research and development project expenditures on page 31. Additionally, please expand your disclosure of the research and development expenses to include the costs incurred during each period presented and to date on each project under development.
RESPONSE:
The Company has added disclosure on page 58 of the prospectus, under the caption “Funding Requirements”, summarizing the estimated future costs to complete its planned development projects, and the timing of those projects, in response to this comment.
The Company advises you that it is impractical for it to break out historical research and development expenses by project for several reasons. First, clinical trials conducted with respect to a single compound, such as AMITIZA, typically produce data and information that is applicable to more than one indication. Second, clinical trials on one compound may produce data and information that is applicable to other compounds, particularly given the relatively similar nature of several of the Company’s prostone compound candidates. Finally, the Company’s European and Japanese affiliates, Sucampo Pharma Europe Ltd. (“SPE”) and Sucampo Pharma, Ltd. (“SPL”), whose historic financial results are being presented on a combined basis with those of the Company, have not maintained records that allocate research and development costs among different compounds, indications or projects. For all these reasons, the Company respectfully submits that it would not be practicable for it to allocate historic expenses by project.
Commitments and Contingencies, page 57
35.	Please quantify your contingent milestone and royalty obligations consistent with your disclosures of the amounts you may receive in conjunction with the Takeda Pharmaceuticals agreements.
RESPONSE:

U.S. Securities and Exchange Commission
August 11, 2006

The Company has revised the disclosure on page 57 of the prospectus in response to this comment to quantify the milestone and royalty obligations.
Liquidity and Capital Resources, pages 55-58
36.	Please revise your disclosure to discuss your expected expenditures for the physical expansion of your operations as you discuss on pages 9 and 10 of the prospectus. To the extent practicable, please quantify any known expenditures.
RESPONSE:
The Company has added disclosure on page 58 of the prospectus, under the caption “Funding Requirements”, summarizing the estimated costs in connection with the expansion of its business in response to this comment.
Internal Control Over Financial Reporting, pages 60-61
37.	In this section and in the related risk factor on pages 10 and 11, please revise your disclosure to quantify the adjustments that resulted from the internal control deficiencies.
RESPONSE:
The Company believes it would not be useful or relevant to an investor, and could be misleading, to disclose the specific dollar amount of each audit adjustment. While the Company recognizes that the occurrence of an audit adjustment is an indication of an internal control deficiency, the significance of a deficiency depends on the potential for a misstatement, not on whether a misstatement actually occurred. AS2, paragraph 131, requires that when evaluating the significance of a deficiency, one must determine:
1.	the likelihood (remote or more than remote) that the deficiency, individually or in combination with other deficiencies, could result in a misstatement of an account balance or disclosure, and

2.	the magnitude (inconsequential, more than inconsequential but less than material, or material) of the potential misstatement resulting from the deficiency.
Disclosure of the specific dollar amount of an audit adjustment could be misleading, as the reader might infer that all adjustments of a similar magnitude are considered to be a material weakness. An actual adjustment may not be material quantitatively, but based on other

U.S. Securities and Exchange Commission
August 11, 2006

considerations (qualitative and quantitative), one may conclude that the underlying control deficiency is nonetheless a material weakness. Additionally, an actual adjustment could be material quantitatively, and one could still conclude that the underlying control deficiency was not a material weakness. Consequently, a reader may inappropriately conclude that there is a direct relationship between the dollar amount of the actual adjustment and the fact of a material weakness. The reader might also incorrectly conclude that the potential for misstatement is limited to the amount of the audit adjustment. For these reasons, the Company has not disclosed the specific dollar amount of each audit adjustment.
Business, pages 62-91
General
38.	We note that you have determined you have three reportable geographic segments, United States, Europe and Japan. Please consider revising your business description to provide any material disclosure with respect to the reportable segments. See Item 101(c) of Regulation S-K.
RESPONSE:
The Company believes that it has adequately described the various geographic elements of its business throughout the prospectus to the degree material to an understanding of its business, operations and future plans.
Products and Product Candidates, pages 67-77
39.	We note your statement that “AMITIZA met all but one of the secondary efficacy endpoints with statistical significance.” Please revise to disclose which secondary efficacy endpoint was not met.
RESPONSE:
The Company has revised the disclosure on page 70 of the prospectus in response to this comment.
40.	We refer to your disclosure regarding the long-term safety trials for AMITIZA for chronic idiopathic constipation. Please also disclose the results of the statistical analysis performed.
RESPONSE:

U.S. Securities and Exchange Commission
August 11, 2006

The Company has revised the disclosure on page 71 of the prospectus in response to this comment.
41.	We refer to your disclosure regarding the Phase II trial for AMITIZA for irritable bowel syndrome. Please revise your disclosure to explain what you mean by “improvement in mean change from baseline.” Please consider quantifying your explanation.
RESPONSE:
The Company has revised the disclosure on page 73 of the prospectus in response to this comment.
42.	We refer to your discussion of the market for opioid-induced bowel dysfunction. Your discussion of the number of patients who suffer from chronic pain and acute pain is inappropriate as the number of patients who actually develop opioid-induced bowel dysfunction is likely to be a much smaller number. Please revise your disclosure to delete your references to the number of patients who suffer from chronic pain and acute pain.
RESPONSE:
The Company has added disclosure on page 74 of the prospectus to clarify that it believes that over three million people in the United States currently suffer from opioid-induced bowel dysfunction. The basis for the Company’s belief is a marketing study performed by Dynamic Research & Solutions, Inc., which the Company commissioned. Dynamic Research & Solutions, Inc. has not consented to the use of its name in the registration statement; however, the Company believes that this study is reliable and that its belief about the prevalence of opioid-induced bowel dysfunction is reasonable.
Marketing and Sales, page 78
43.	With respect to your agreement with Ventiv, please revise your disclosure to disclose any material amounts payable to Ventiv and the term and termination provisions of the agreement.
RESPONSE:

U.S. Securities and Exchange Commission
August 11, 2006

The Company has expanded the disclosure on page 80 of the prospectus in response to this comment to describe in more detail the term and termination provisions of the agreement with Ventiv. With respect to pricing terms under this agreement, the Company notes that it has described generically the types of payments due to Ventiv on page 79 of the prospectus (“a flat monthly fee as well as periodic incentive fees upon the recruitment and maintenance of specified numbers of sales representatives”) and that it has applied for confidential treatment of the specific pricing terms. The Company believes that these pricing terms constitute sensitive competitive information and that, accordingly, they should be treated confidentially.
Certain Relationships and Related Party Transactions, pages 104-109
44.	Please revise your disclosure to describe the conditions to the completion of the Sucampo Group reorganization and the circumstances under which it may be terminated.
RESPONSE:
Please see the response to comment number 11.
Principal Stockholders, pages 110-111
45.	For each principal stockholder that is a nonpublic entity, please revise to identify the person or persons with investment and voting control over the shares.
RESPONSE:
The Company has expanded the disclosure in the footnotes on pages 113 and 114 of the prospectus in response to this comment. The Company advises you that Astellas Pharma, Inc. is a public company and that Tokio Marine and Nichido Fire Insurance Co., Ltd. is a subsidiary of Millea Holdings, Inc., a public insurance holding company.
Shares Eligible for Future Sales, pages 117-118
46.	Please disclose what factors Banc of America Securities LLC would consider in determining whether to grant a release from lock-ups.
RESPONSE:
The Company has revised the disclosure on pages 121 and 124 of the prospectus in response to this comment to include factors Banc of America Securities LLC may consider in deciding whether to consent to an early release of shares subject to a lock-up agreement. Banc of America

U.S. Securities and Exchange Commission
August 11, 2006

Securities LLC has advised the Company that it does not have any current intent or arrangement to release shares subject to a lock-up.
Underwriting, pages 119-123
47.	Please revise your statement that you “expect” your class A common stock to be approved for quotation on the NASDAQ National Market to state that you have applied to have it approved for quotation.
RESPONSE:
The Company has revised the disclosure on page 122 of the prospectus in response to this comment.
48.	Please disclose the timing and amount of fees previously paid to Leerink Swann & Co. for their market research services. Please also disclose if any of the other underwriters have performed services for you in the past.
RESPONSE:
The Company’s payments to Leerink Swann & Co., Inc. (“Leerink”) for research services relating to markets for the Company’s products were in an amount that the Company believes is not material to the Company or an investor’s investment decision. Leerink has advised us that the fees they have received for these services are in line with work they have done for other companies and competitive with other consulting firms. Leerink has not provided other services to the Company. Leerink has advised the Company that it considers the amount of fees paid for its market research services to be confidential information that, if disclosed, would harm its competitive position. It is willing to disclose this information to the SEC on a confidential basis, if required.
Banc of America Securities LLC (“BoA”) has provided cash management and leasing services to the Company in the past. BoA has advised us that they regard the fees they have received for these fees to be customary in the industry. Accordingly, the Company believes these services are covered by the existing disclosure on page 125 of the prospectus, which states that the “underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees.”
We have been advised that Deutsche Bank Securities Inc. has not performed services for the Company in the past.

U.S. Securities and Exchange Commission
August 11, 2006

Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9
49.	Please tell us your basis for deferring option fee revenue until expiration of the option term. Based upon the terms disclosed, it would appear that you have earned the fee ratably over the option term. Please cite accounting literature relied upon.
RESPONSE:
During the year ended December 31, 2004, SPE and SPL entered into separate option agreements with Takeda whereby Takeda paid option fees to these entities, 50% of which were non-refundable, for the exclusive right to enter into joint collaboration and license agreements with these entities. The option agreements did not define the ultimate terms of the potential joint collaboration and license agreements, but did state that the option fees would be applied to any cash payments contractually due to SPE and SPL under the terms of the agreements, once defined. Future performance obligations by SPE and SPL would ultimately be included in the joint collaboration and license agreements should the options be exercised. There were no performance obligations on the part of SPE and SPL during the period that the options were outstanding.
The Company accounted for the non-refundable option fees in a manner that is similar to the accounting for non-refundable up-front licensing fees. Up-front licensing fees, as discussed under the revenue recognition policy in Note 2 of the combined financial statements on page F-10 of the prospectus, are recognized as revenue on a straight-line basis over the estimated performance period under the related agreement because no separate earnings process has been completed when the up-front licensing fee is received.
When SPE and SPL entered into the option agreements, they believed there were contingent and unspecified performance obligations that they would be required to fulfill if the options were exercised. The exercise of either option would have resulted in a joint collaboration and license agreement with Takeda, which would have included specified services to be performed by the Company over a period of time. Accordingly, the Company deferred the non-refundable option fee amount until the option was either exercised or expired. If the options had been exercised and a joint collaboration and license agreement entered into, SPE and SPL would then have recognized the deferred option fee over the estimated period in which the performance obligation

U.S. Securities and Exchange Commission
August 11, 2006

would have been performed, consistent with the recognition of an up-front payment of a licensing fee.
Because the option agreement ultimately expired unexercised and there were no performance obligations for SPE and SPL to meet at that time, the deferred non-refundable option fee was immediately recognized in full as contract revenue upon the option expiration.
In accordance with SAB 104, Revenue Recognition, and EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, the Company determined that the up-front option fee and future cash payments to SPE and SPL due as part of a joint collaboration and license agreement (pending the exercise of the option agreement) should be accounted for as a single unit of accounting. The option fee upon the execution of the option agreement was not considered a discrete earnings event because there was no exchange for products delivered or services performed by SPE and SPL . The Company believes that, if SPE and SPL had recognized the non-refundable option fees as revenue ratably over the option terms, whether estimated or defined, and the options were ultimately exercised, the Company would have prematurely recognized revenue prior to a discrete earnings event.
In response to this comment, the Company has expanded its disclosure of its revenue recognition policy in Note 2 of the combined financial statements on page F-10 of the prospectus to clarify its accounting treatment for option fees.
50.	Please tell us your basis for determining that the reimbursement of development cost under the joint collaboration and license agreement with Takeda is revenue as opposed to a reimbursement of expense. Please address the factors described in EITF 99-19. Additionally, please tell us your basis for deferring recognition of the $30 million as it appears that Takeda does not have any continuing obligation with regards to this amount.
RESPONSE:
The Company’s business strategy includes entering into collaborative development agreements with biotechnology and pharmaceutical companies for the development and commercialization of the Company’s drug candidates. As explained in Notes 2 and 10 of the combined financial statements on pages F-8 and F-22 of the prospectus, the Company and Takeda are involved in a joint collaboration and license agreement that includes, among other significant features, cost sharing arrangements for the development of AMITIZA for the treatment of chronic idiopathic constipation and irritable bowel syndrome with constipation. Takeda funded the initial $30 million in costs, the Company is required to fund the next $20.0 million and Takeda will share equally with the Company any costs exceeding $50 million. The initial funding of $30 million from Takeda was received by the Company in quarterly installments based on estimates of the

U.S. Securities and Exchange Commission
August 11, 2006

development costs the Company was to incur for each upcoming three-month period until the full $30 million was received. The Company received such quarterly funding from Takeda commencing in December 2004 and ending in September 2005.
The Company’s accounting policy is to report the reimbursement of development costs as gross revenue as opposed to a reduction of expenses incurred. The Company assessed EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, in arriving at this conclusion. Specifically, the Company has performed the following assessment of EITF 99-19, which indicated the Company is the principal in this arrangement:
•	Indicators of gross revenue reporting:
•	The company is the primary obligor in the arrangement — The Company is fully responsible for the development of the drug candidates, including developing and managing the development program. This indicates the Company is acting as the principal in this arrangement.

•	The company has latitude in establishing price — The Company negotiated the reimbursement amount when the agreement was executed. This indicates the Company is acting as a principal in the arrangement.

•	The company changes the product or performs part of the service — The Company is performing the majority of the service for this arrangement and is responsible for overseeing the development of drug candidates. This indicates the Company is acting as a principal in the arrangement.

•	The company has discretion in supplier selection — The Company has the discretion to use its employees for its portion of the research and development or to use outside service providers. This indicates the Company is acting as a principal in the arrangement.

•	The company is involved in the determination of product or service specifications — The Company is responsible for developing the drug candidates in the way management feels is most effective. This indicates the Company is acting as a principal in the arrangement.

•	The company has credit risk — The Company received the initial reimbursement of development costs through a $30 million non-refundable up-front payment. The Company was exposed to the credit risk associated with Takeda’s ability to continue to fund the quarterly installments and for any future funding beyond the $30.0 million. The inability to fund on the part of Takeda would have no legal bearing on the obligations the Company had for development costs incurred to date. This indicates the Company is acting as a principal in this arrangement.
•	Indicators within the guidance that are not deemed applicable:
•	The company has general inventory risk — This indicator is not applicable as no product is sold under the joint collaboration and license agreement.

U.S. Securities and Exchange Commission
August 11, 2006

•	The company has physical loss inventory risk — This indicator is not applicable as no product is sold under the joint collaboration and license agreement.
The Company also assessed the guidance in EITF 01-14, Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred, and determined that this assessment did not change the above conclusions.
Other than the EITF topics discussed above, there is no specific authoritative accounting literature that specifically addresses the reimbursement of development costs received by biotechnology and pharmaceutical companies. The assessment of the guidance listed above was the Company’s best effort to properly account for these transactions. The Company is aware that the EITF has a project on its agenda to provide additional guidance for these types of transactions. The income statement classification used by the Company is consistent with one of the views being discussed by the EITF.
The Company’s accounting policy for the $30 million received from Takeda in 2004 and 2005 for the development of AMITIZA for the treatment of chronic idiopathic constipation and irritable bowel syndrome with constipation is to recognize the revenue over the period of the estimated developmental activities (through December 31, 2006). The revenue was amortized over this estimated period of development given that the Company and Takeda were expected to be directly involved in the development of the drug candidates and potential indications during this period. Once the Company received the $30 million, management determined that it had a constructive obligation to continue the studies and clinical trials while funding the subsequent $20 million in costs itself. This is consistent with the fact that the Company agreed to fund the $20 million and share in any costs exceeding $50 million. Management believed that it was appropriate to amortize the $30 million over the life of the estimated development term because the payments were directly related to research and development costs and the Company’s obligations to continue to fund the studies beyond the initial $30.0 million.
In response to this comment, the Company has expanded its revenue recognition policy in Note 2 of the combined financial statements on page F-10 of the prospectus to clarify its accounting treatment for the reimbursement of development costs under the joint collaboration and license agreement with Takeda.
51.	As you have commenced promotional activities in April 2006, please disclose how you propose to account for the reimbursement of these expenses by Takeda. Please specifically address whether you will be presenting the reimbursement gross versus net on your statement of operations and the justification for doing so given the factors described in EITF 99-19.
RESPONSE:

U.S. Securities and Exchange Commission
August 11, 2006

In January 2006, the Company and Takeda entered into a supplemental agreement to the joint collaboration and license agreement whereby Takeda agreed to reimburse the Company for specified selling and marketing expenses. The Company’s accounting policy is to report the reimbursement of these selling and marketing costs as gross revenue as opposed to a reduction of expenses incurred. The Company assessed EITF 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, in arriving at this conclusion. Specifically, the Company performed the following assessment of EITF 99-19, which indicated the Company is the principal in this arrangement:
•	Indicators of gross revenue reporting:
•	The company is the primary obligor in the arrangement — The Company is responsible for providing the sales and marketing activities. The Company has the ability to use internal or external sales representatives, determine the compensation structure for those sales representatives, and manage the day-to-day operations in order to ensure the sales and marketing activities are successful. This indicates the Company is acting as the principal in this arrangement.

•	The company has latitude in establishing price — The Company negotiated the reimbursement amount when the supplemental agreement was executed. This indicates the Company is acting as a principal in the arrangement.

•	The company changes the product or performs part of the service — The Company is performing all of the service for this arrangement. This indicates the Company is acting as a principal in the arrangement.

•	The company has discretion in supplier selection — The Company, at its sole discretion, decided to use a third-party contract sales organization to assist in the creation of its sales force. This indicates the Company is acting as a principal in the arrangement.

•	The company is involved in the determination of product or service specifications — The Company is responsible for managing sales staff in any manner it feels is appropriate. This indicates the Company is acting as a principal in the arrangement.

•	The company has credit risk — The Company carries the credit risk for receivables related to the reimbursement of selling and marketing expenses. The Company’s obligations to fund the sales and marketing activities incurred to date would be unaffected by non-payment of the Takeda receivables. This indicates the Company is acting as a principal in the arrangement.
•	Indicators within the guidance that are not deemed applicable:
•	The company has general inventory risk — This indicator is not applicable as no product is sold under the supplemental agreement.

•	The company has physical loss inventory risk — This indicator is not applicable as no product is sold under the supplemental agreement.

U.S. Securities and Exchange Commission
August 11, 2006

The Company also assessed the guidance in EITF 01-14, Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred, and determined that this assessment did not change the above conclusions.
In response to this comment, the Company has expanded its revenue recognition policy in Note 2 of the combined financial statements on page F-11 of the prospectus to explain how the Company will account for the reimbursement of the sales and marketing expenses from Takeda.
Note 7. Notes Payable — Related Parties, page F-l8
52.	Please reconcile for us the amounts presented under “issuance of notes payables — related parties” and “payments on notes payables — related parties” in the Combined Statements of Cash Flows to the amounts disclosed within note 7.
RESPONSE:
     The Company advises you that it has identified immaterial errors in the combined statements of cash flows and certain disclosures in Note 7 for the years ended December 31, 2003 and 2004. The Company inadvertently misclassified, for cash flow purposes only, repayments on a related party note payable to R-Tech and the associated non-cash interest expense related to amortization of the discount in the “effect of exchange rate changes on cash and cash equivalents” line item. The Company also applied incorrect exchange rates for issuances of selected foreign currency-denominated notes payable in the statements of cash flows for the years ended December 31, 2003 and 2004 and in certain of the disclosures in Note 7 (related solely to the U.S. dollar amounts disclosed for issuances of notes).
     The Company was aware of the application of incorrect exchange rates in the statements of cash flows for 2003 and 2004 prior to the filing of the initial Form S-1 and decided not to record such adjustments after concluding with its Audit Committee that such amounts were not material. Such adjustments were maintained as unrecorded adjustments in an amount of $125,000 to $150,000 for both years and related solely to the statements of cash flows for these years.
     The Company was not aware of the errors related to the note payable to R-Tech and certain disclosures in Note 7 at the time of the S-1 filing.
     Although the Company believes that the above errors are not quantitatively or qualitatively material, the Company believes it is prudent to correct the combined statements of cash flows for the years ended December 31, 2003 and 2004. In addition to the revised combined statements of cash flows, the Company has added disclosure to Note 1 on page F-7

U.S. Securities and Exchange Commission
August 11, 2006

(“Revisions to Combined Financial Statements”) to describe the background of the errors and the impact of the corrections to the statements of cash flows. The Company does not believe that the errors are material so as to require a restatement. The Company further notes that the errors did not impact cash balances, the combined balance sheets, statements of operations and comprehensive (loss) income or statements of changes in stockholders’ (deficit) equity for any period presented.
     The net effect of these errors in 2003 was to overstate operating cash outflows by approximately $87,000, understate financing cash outflows by approximately $473,000 and misstate the effect of exchange rate changes on cash and cash equivalents by approximately $386,000. The net effect of these errors in 2004 was to understate operating cash inflows by approximately $64,000, understate financing cash outflows by approximately $453,000 and misstate the effect of exchange rate changes on cash and cash equivalents by approximately $389,000.
     The Company has evaluated the materiality of these errors based on the criteria in Staff Accounting Bulletin No. 99 (“SAB 99”), Materiality. Based on this analysis, the Company has determined that the above errors are not quantitatively or qualitatively material to the combined financial statements for the years ended December 31, 2003 and 2004. The Company does not believe that the absolute dollar values of these errors are quantitatively material when viewed in light of traditional “rule-of-thumb” materiality measures. From a qualitative perspective, the Company believes that shareholders, creditors, potential investors and other interested parties generally focus on the Company’s revenue growth, product development, research and development “pipeline”, acceptance of its initial product, market potential for its product(s) and cash balances. The Company evaluated all qualitative factors outlined in SAB 99 and determined that the errors were not qualitatively material.
     The Company further notes that its research and development efforts have primarily been funded by Takeda through a joint collaboration and license agreement, in which the Company has received over $100 million to date for up-front licensing, research and development reimbursement and various milestone payments. The Company does not believe that a reasonable investor would be misled by the errors related to the note payable in the financing and operating sections of the combined statements of cash flows for the years ended December 31, 2003 and 2004, respectively. Further, the Company does not believe that the corresponding errors in the “effect of exchange rates on cash and cash equivalents” line would change the investment decisions of a reasonable investor.
     After revising the statements of cash flows for 2003 and 2004 and revising certain of the U.S. dollar amounts of notes payable in Note 7, the Company presents below a reconciliation of “issuance of notes payables — related parties” in the combined statements of cash flows to the amounts disclosed in Note 7:

U.S. Securities and Exchange Commission
August 11, 2006

	Year Ended	Year Ended	Year Ended	Three Months ended
	December 31, 2003	December 31, 2004	December 31, 2005	March 31, 2006
Issuance of note payable to Sucampo AG (August 2003)	$2,494,800	$—	$—	$—
Issuance of note payable to S&R Technology Holdings, LLC (February and March 2004)	—	1,025,970	—	—
Issuance of note payable to S&R Technology Holdings, LLC (May and July 2004)	—	1,217,844	—	—
Issuance of note payable to Sucampo AG (March 2004)	479,270	364,144	—	—
Issuance of note payable to Sucampo AG (February 2006)	—		—	1,200,000
Total disclosed in Note 7	2,974,070	2,607,958	—	1,200,000
Difference	0	0	—	8,182	*
Total disclosed in statements of cash flows	$2,974,070	$2,607,958	$—	$1,208,182

U.S. Securities and Exchange Commission
August 11, 2006

*	Determined by Company to be de minimis.
It is not possible to reconcile the payments on “notes payable — related parties” information in the statements of cash flows to Note 7, as the U.S. dollar equivalents of the repayments are not disclosed in Note 7 (all notes, with the exception of one, are denominated in foreign currencies). The repayment terms were disclosed, but not the U.S. dollar equivalents of the repayments.
53.	Please reconcile your current disclosures of the minimum rate permitted by the Swiss Federal Tax Administration as of December 31, 2005. You disclose this rate to be 2.5% in regards to the August 1, 2003 Sucampo Pharma Ltd. agreement with Sucampo AG (SAG) and 5.0% in regards to the May 7, 2004 Sucampo Pharma Europe (SPE) agreement with SAG and the February 27, 2006 SPE agreement with SAG.
RESPONSE:
The Company advises you that the rules of the Swiss Federal Tax Administration provide different minimum interest rates depending upon the currency in which the underlying obligation is denominated. In this case, the minimum rate of 2.5% applied to the note from SPL to SAG that was denominated in Japanese Yen, while the minimum rate of 5.0% applied to the note from SPE to SAG that was denominated in British Pounds. The Company has revised the disclosure on pages F-19 and F-20 of the prospectus in response to this comment.
Note 8. Related Party Transactions, page F-19
54.	Please tell us why management deferred commencement of revenue recognition until commercialization of the drug begins for each of the exclusive manufacturing and supply agreements. Please cite appropriate accounting literature relied upon. Additionally, please disclose the estimated contractual life of the relationship.
RESPONSE:
The Company entered into an agreement with R-Tech, a related party, in 2003 providing for R-Tech to have the exclusive right to manufacture and supply AMITIZA during its commercialization period. This agreement included a $1.0 million non-refundable up-front payment and $5.0 million in milestone payments, all of which R-Tech paid to the Company in 2003. Also, the Company’s affiliate, SPE, entered into a similar agreement with R-Tech in 2005 for a non-refundable up-front payment of $2.0 million.

U.S. Securities and Exchange Commission
August 11, 2006

The Company assessed SAB 104 in determining the appropriate accounting policy for the nonrefundable up-front payments received from R-Tech. SAB 104 (Section f, nonrefundable up-front fees, Question 1) states that specific facts and circumstances should be considered to determine the appropriate accounting for such up-front payments. If such fees are not in exchange for products delivered or services performed, the fees do not represent a discrete earnings event and deferral of the revenue is appropriate.
The overall purpose of the separate agreements between the Company and SPE with R-Tech was for R-Tech to be the sole supplier of AMITIZA. The nonrefundable up-front and milestone payments were made by R-Tech in consideration for being granted the exclusive right to manufacture and sell the drug to the Company. The Company determined that the cash payments from R-Tech were not in exchange for any products or services at that time and deferred the amount until the underlying earnings event occurred, which was the requirement to begin manufacturing the drug upon approval by the FDA.
The Company will begin to recognize this deferred amount as revenues upon commercialization of the products in the respective jurisdictions and will amortize the amount to revenue over the estimated term of the arrangements. There is no term specified in the arrangement. The Company estimates the term of these arrangements will continue through December 2020. This accounting treatment is also consistent with SAB 104 (Section f, nonrefundable up-front fees, Question 1), as the guidance provides that up-front fees are to be earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance.
In response to this comment, the Company has expanded its disclosure in Note 8 to the combined financial statements on page F-20 of the prospectus to clarify why the Company deferred commencement of revenue recognition until commercialization of the drug began and to specify the estimated commercialization period.
Item 16. Exhibits and Financial Statement Schedules, pages II-3 to II-4
55.	Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will need time to review it prior to granting effectiveness of the registration statement.
RESPONSE:
The Company understands that you will need time to review all the exhibits prior to granting effectiveness of the registration statement, and will file the remaining exhibits as soon as they become available.

U.S. Securities and Exchange Commission
August 11, 2006

*      *      *      *      *
     As noted above, the Company’s responses to the staff’s comments are reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed concurrently herewith.
     As requested by the staff, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*      *      *      *      *
     If you have any questions or comments on the application, please contact either me at (202) 663-6224 or Bryant Morris at (202) 663-6058.

Respectfully,
/s/ Brent B. Siler

Brent B. Siler

cc:	Ms. Sonia Barros
Ms. Christine Allen
Mr. Kevin Woody
Securities and Exchange Commission
Sachiko Kuno, Ph.D
Ms. Mariam Morris
Jeffrey D. Karpf, Esq.